Exhibit 99.1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of Vista Credit Strategic Lending Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 15, 2023

THE SAUDI NATIONAL BANK

By:	/s/ Reem Al Majed
Name:	Reem Al Majed
Title:	Head of Private Markets

THE SAUDI NATIONAL BANK

By:	/s/ Salman Syed
Name:	Salman Syed
Title:	Chief Financial Officer, Wholesale

SNB CAPITAL DUBAI Inc.

By:	/s/ Anas Ayoub
Name:	Anas Ayoub
Title:	Director